

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2022

Jingwei Zhang
Chief Financial Officer
MingZhu Logistics Holdings Limited
27F Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

> **Re: MingZhu Logistics Holdings Limited**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **filed May 11, 2022**
> **File No. 001-39654**

Dear Mr. Zhang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2021

Item 3. Key Information
3D. Risk Factors, page 4

1. We note you provide risk factor disclosures under "Risks Related to Our Corporate Structure," starting at page 21 and "Risk Related to Doing Business in China," starting at page 24. Please revise to present these disclosures more prominently in your filing by placing them towards the forepart of the Risk Factors section.

2. We note your disclosure on page 30 about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

3. We note your disclosure on page 32 indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange. Please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 4. Information on the Company
4.A. History and Development of the Company, page 45

4. Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the registered securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

5. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities registered or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of VIE's and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please disclose whether your auditor and other participating firms are subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your disclosures

should address, but not necessarily be limited to, the risks highlighted in Item 3. Key Information.

6.   Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors have purchased an interest.

4.B. Business Overview, page 47

7.   Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and the securities registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the CAC or any other governmental agency that is required to approve the VIEs operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

4.C. Organizational Structure, page 80

8.   Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or solid arrows and entities controlled by contractual arrangements, i.e. VIEs, by dashed line or dashed arrows and include a legend. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors have purchased their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal

uncertainties and jurisdictional limits.

9. We note your disclosure on page 24 that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements with the VIE. Please identify which entity(ies) receives the economic benefits if this entity(ies) is (are) your Wholly Foreign-Owned Enterprise (WFOE). If true, please disclose that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Item 5. Operating and Financial Review and Prospects
5A. Operating Results, page 82

10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

5.B. Liquidity and Capital Resources, page 98

11. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax

consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

12. Please disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

Financial Statements
Consolidated Statements of Cash Flow, page F-7

13. On page 101 you disclose that your capital expenditures were $298,453, $1,136,273, and $1,995,713 for the years ended December 31, 2021, 2020, and 2019, respectively. Please reconcile such disclosures to the disclosures in the statements of cash flow. Refer to ASC 230-10-45-13c. for guidance and revise your disclosures as appropriate.

14. Please show us how you presented the effects of the acquisition of CHeYi (BVI) Ltd. in the statement of cash flows.

Notes to the Consolidated Financial Statements
Note 1- Nature of business and organization, page F-8

15. We note that that on December 29, 2021 you completed the transaction to acquire 100% of the outstanding shares of CheYi (BVI) Limited which operates its business through its subsidiary CheYi Network. Please address the following issues:
   • Please revise to disclose how you accounted for the acquisition, present the assets acquired and liabilities assumed and provide the disclosures required by ASC 805-10-50, 805-20-50-1, and 805-30-50-1, as applicable.
   • Tell us and disclose how you accounted for the 2021 and 2022 earn out payments.

Note 2 - Summary of significant accounting policies
Principals of consolidation, page F-9

16. Please revise to disclose clearly the ownership of the entities by direct equity interest and entities controlled by contractual arrangements, i.e. VIEs. Disclose the consolidation policy and provide the basis for consolidation for each of the entity listed in the table as required by as required by ASC 810-10-50-1.

17.   We note your disclosure on page 45 that CheYi Network and Hainan Zhisheng Car Services Co., Ltd. are your consolidated VIEs in the PRC. You also state on page 24 that you exert control over VIEs and you are the primary beneficiary of the VIEs, for accounting purposes, based upon certain contractual arrangements. Please revise to disclose the material provisions of the contractual arrangements, provide us with a robust analysis explaining how you determined that you are the primary beneficiary of the VIEs, and revise your disclosures as appropriate. Refer to the guidance ASC 810-10-25-38. In addition, please revise to provide disclosures required by ASC 810-10-45-25 on the face of the consolidated balance sheets and other disclosures outlined in ASC 810-10-50-2AA, ASC 810-10-50-3 and ASC 810-10-50-5A, as applicable.

Property and equipment, net, page F-12

18.   Please revise and expand to disclose your policies for newly acquired rental equipment for cars used to provide rental services. Also, tell us why Note eight on page F-19 does not disclose revenue equipment for trucking and car rental equipment as separate major asset classes by nature or function and how these disclosures are compliant with ASC 360-10-50.

Revenue recognition, page F-14

19.   Please revise to disclose the revenue recognition policy for CheYi Network's recently acquired car-hailing services and related online car-hailing platform and compliance with ASC 606. Revise your disaggregated revenue information so that it presents the categories as they are depicted for the trucking service provider and car-hailing subdivisions of your consolidated operations as impacted by economic factors discussed in the guidance at ASC 606-10-50-5.

Segment reporting, page F-16

20.   We note you disclose that the Company does not distinguish between markets or segments for the purpose of internal reporting. We note that the acquisition of CheYi (BVI) Ltd. changed the nature of the integrated business activities within your organization to be a trucking services carrier and a car rental business that specializes in car hailing and driver management services. We also note that your investor presentation dated June 2021, available on your website, presents investors with separate financial information for the terminals in the Guangdong and Xinjiang, differentiating those markets. Please address the following issues:
  • Considering you derive revenue by providing trucking services in two different markets and also from car rental business, tell us how you determined that you have single reportable segment. In this regard, provide us a detailed analysis how you identified your operating segments and applied the guidance in ASC 280-10-50-10 in determining your reportable segments.
  • To the extent that you identified multiple operating segments and have aggregated them into a single reportable segment, provide us with an analysis that clearly

> demonstrates that the operating segments have similar economic characteristics and are similar in each of the five areas listed at ASC 280-10-50-11(a) through (e). In this regard, explain to us how you considered the different natures of the revenue generating equipment used in the trucking services and car-hailing businesses, the differences in services provided, and the differences in markets and customer classes being served.

- Revise your disclosures as appropriate including the disclosures required by ASC 280-10-50-21 through 50-30, as applicable.

Note 18 - Subsequent Events, page F-30

21. We note that on March 18, 2022, you completed the acquisition of Yinhua. Please revise to disclose how you accounted for the acquisition, present the assets acquired and liabilities assumed and provide the disclosures required by ASC 805-10-50-2, 805-20-50-1, and 805-30-50-1, as applicable. Refer to the guidance in 805-10-50-4.

Note 20 - Additional information (unaudited), page F-31

22. We note that you have not recorded any pro-forma adjustments to the pro-forma statements of income and comprehensive income. Please address the following issues:
- Please tell us your consideration of the need for adjustment for the effects from any step-up in the basis, or change in the accounting policy, for depreciating newly acquired rental equipment for cars used to provide rental services.
- Provide the disclosures required by ASC 805-10-50-2(h).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation